UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-38992

Afya Limited

(Exact name of registrant as specified in its charter)

Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503

Vila da Serra, Nova Lima, Minas Gerais

Brazil

+55 (31) 3515 7550

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

INCORPORATION BY REFERENCE

This current report is incorporated by reference in our annual report on Form 20-F for the year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission, or the SEC, on April 30, 2021 (File No. 001-38992) and in our registration statement on Form S-8 filed with the SEC on December 4, 2020 (File No. 333-251147), and shall be deemed to be a part thereof from the date on which this current report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

EXHIBIT
23.1	Consent of Ernst & Young Auditores Independentes S.S., an independent registered public accounting firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Afya Limited

By:	/s/ Virgilio Deloy Capobianco Gibbon
	Name:	Virgilio Deloy Capobianco Gibbon
	Title:	Chief Executive Officer

Date: November 8, 2021

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-251147) pertaining to Afya Limited Long-term Incentive Plan of our reports dated April 30, 2021, with respect to the consolidated financial statements of Afya Limited, and the effectiveness of internal control over financial reporting of Afya Limited, included in its Annual Report (Form 20-F) for the year ended December 31, 2020.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

Belo Horizonte, Brazil

November 8, 2021